UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Other Events

On or around April 7, 2025, Vision Marine Technologies Inc. (the “Company”) will begin mailing to certain shareholders of record as of the close of business on March 27, 2025, a voting proxy card, management information circular and notice of meeting pursuant to Quebec law, relating to its annual general meeting of shareholders to be held on May 15, 2025. Copies of certain of these documents are attached as Exhibits 99.1, 99.2, and 99.3 hereto.

General

The information contained in this Report on Form 6-K of the Company, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Exhibit Index

Exhibit No.	Exhibit
99.1	Vision Marine Technologies Inc. Notice of Annual General Meeting
99.2	Vision Marine Technologies Inc. Management Information Circular
99.3	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: April 4, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer